November 2, 2022
VIA EDGAR
Ms. Erin Donahue
Mr. Ethan Horowitz
Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re:    A. O. Smith Corporation
Form 10-K for Fiscal Year Ended December 31, 2021
Filed February 11, 2022
File No. 001-00475

This letter is in response to the letter dated October 21, 2022, from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), relating to the above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (the “Form 10-K”) and the Company’s response on October 11, 2022, to the Staff’s letter dated September 9, 2022.

The Staff’s comment is set forth below in bold, followed by the Company’s response to the comment.

Please note that the “Company,” “A. O. Smith,” “we,” “us,” and “our” refer to A. O. Smith and its consolidated subsidiaries, and unless the context otherwise requires, all references to page numbers correspond to the pages in the Form 10-K. All terms used but not defined herein have the meanings assigned to such terms in the Form 10-K.
Form 10-K for Fiscal Year Ended December 31, 2021
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19
1. We note your response to prior comment 5. Please provide us with additional detail explaining how you considered providing disclosure regarding reputational risks resulting from operations or products that produce greenhouse gas emissions to investor perception and your ability to obtain external financing.
As stated in response to prior Comment #2, A. O. Smith evaluates risk primarily through its Enterprise Risk Management (“ERM”) process, and supported by disclosure controls and procedures. These processes take into account emerging market trends, customer feedback, and investor perspectives, among other factors. A. O. Smith’s ERM process considers reputational risks in addition to business, operational, or financial risk, and asks specific questions related to our reputation and perception of our brands.
A. O. Smith develops, manufactures and sells comprehensive lines of high efficiency residential and commercial heat pumps, gas and electric water heaters, tanks and boilers and we believe our customers value energy efficiency and that it is a primary consideration in the purchase of our products. We feel that our focus on product innovation in response to customer and market demands, as reflected in our disclosed spending on research and development, is a brand and company differentiator. We also believe that any changing customer behavior over time that would favor products with alternative energy sources to gas would have a neutral to positive benefit to us as we manufacture and sell a variety of electric-powered water heaters and boilers, including heat pump products. A. O. Smith perceives its investors and banks to positively see the value and benefit of its broad and varied product portfolio, its focus on innovation, and emphasis on energy efficiency regardless of energy source.

We respectfully note that based on our ERM and other processes, A. O. Smith has not identified any reputational risks to investor perception and our ability to obtain external financing. Access to capital trends are considered as part of our periodic reviews by management as described in our previous response letter. A. O. Smith believes that access to, and cost of, capital is driven by a multitude of factors, including macroeconomic conditions, existing capital structure, and company operating and financial condition, among others. A. O. Smith has not experienced a decreased availability (or increased cost) of capital attributable to investor or lender perceptions of greenhouse gas (GHG) emissions associated with our operations or gas-powered products that we manufacture.
While certain investors and lenders have announced ambitions to achieve net zero financed emissions, we note that such ambitions are generally anticipated to be realized on a gradual timeline, often over several decades (usually with a timeline of approximately 2050). We believe that any actions to achieve such ambitions would likewise be gradual, to which we can respond if and when they arise. In addition, we believe that perceptions of our GHG emissions profile may naturally decrease among investors and lenders, to the extent they consider it in their capital decisions, as a result of increased demand for our electric-powered products as discussed above and in our previous response letter.
The Company does appreciate the risk inherent in negative publicity and has discussed such risk in the Risk Factors section of the Form 10-K (pages 10-11 of the Form 10-K) under captions “An inability to adequately maintain our information systems and their security, as well as to protect data and other confidential information, could adversely affect our business and reputation”; “Our business may be adversely impacted by product defects”; and “Our results of operations may be negatively impacted by product liability lawsuits and claims.”
A. O. Smith continues to monitor and evaluate reputational risk as part of its ERM process and other disclosure controls and, to the extent that such risk rises to the level of materiality required for disclosure under SEC regulations, we will update our SEC filings accordingly.

* * * * * *

Please direct questions regarding this response to me.

Sincerely,

/s/ Charles T. Lauber
Charles T. Lauber
Executive Vice President &
Chief Financial Officer

cc: James F. Stern, A. O. Smith
Brian E. Cothroll, A. O. Smith
Benjamin A. Otchere, A. O. Smith
David W. Gay, Ernst & Young, LLP
Joel H. Trotter, Latham & Watkins, LLP
Julia A. Thompson, Latham & Watkins LLP